SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Brooklyn ImmunoTherapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

114082100

(CUSIP Number)

May 25, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 114082100

(1)	Names of Reporting Persons Custard & Pitts Investment Co. LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 1,404,120
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 1,404,120
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,404,120
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 3.38% (1)
(12)	Type of Reporting Person (See Instructions) PN

(1)	Based on 41,562,739 shares of common stock outstanding, as reported by the Issuer in its Form 10-Q filed May 17, 2021.

CUSIP No. 114082100

(1)	Names of Reporting Persons William A. Custard
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 435,401
	(6)	Shared Voting Power 1,404,120
	(7)	Sole Dispositive Power 435,401
	(8)	Shared Dispositive Power 1,404,120

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,839,521
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 4.43% (1)
(12)	Type of Reporting Person (See Instructions) IN

(1)	Based on 41,562,739 shares of common stock outstanding, as reported by the Issuer in its Form 10-Q filed May 17, 2021.

CUSIP No. 114082100

(1)	Names of Reporting Persons W. Allen Custard III
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 171,350
	(6)	Shared Voting Power 1,404,120
	(7)	Sole Dispositive Power 171,350
	(8)	Shared Dispositive Power 1,404,120

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,575,470
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 3.79% (1)
(12)	Type of Reporting Person (See Instructions) IN

(1)	Based on 41,562,739 shares of common stock outstanding, as reported by the Issuer in its Form 10-Q filed May 17, 2021.

CUSIP No. 114082100

Item 1(a). Name of Issuer: The name of the issuer is Brooklyn ImmunoTherapeutics Inc., a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices: The address of the Issuer’s principal executive offices is 140 58th Street, Building A, Suite 2100 Brooklyn, NY 11220.

Item 2(a). Name of Person Filing: This statement is jointly filed by Custard & Pitts Investment Co. LP, a Texas limited partnership, William A. Custard and W. Allen Custard III (collectively the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence: The principal business office address of the Reporting Persons is 4600 Greenville Avenue, 3rd Floor, Dallas, Texas 75206.

Item 2(c). Citizenship: Custard & Pitts Investment Co. LP is organized under the laws of the state of Texas. William A. Custard and W. Allen Custard III are both citizens of the United States of America.

Item 2(d). Title of Class of Securities: Common Stock, par value $0.005 per share (the “Common Stock”).

Item 2(e). CUSIP Number: 114082100

Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 114082100

Item 4. Ownership.

The information provided on the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference.

William A. Custard is the President of Custard & Pitts Management Co LLC, (the “GP”), the general partner of Custard & Pitts Investment Co. LP (the “Partnership”) and W. Allen Custard III is the Vice President of the GP of the Partnership. As a result, William A. Custard and W. Allen Custard III may be deemed to share voting and investment power with respect to Common Stock held by the Partnership. William A. Custard and W. Allen Custard III disclaim beneficial ownership with respect to the Common Stock, except to the extent of their pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 114082100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2021

CUSTARD & PITTS INVESTMENT CO. LP

By:	Custard & Pitts Management Co LLC Its general partner

By:	/s/ William A. Custard
Name: William A. Custard
Title: President

/s/ William A. Custard
William A. Custard

/s/ W. Allen Custard III
W. Allen Custard III

CUSIP No. 114082100

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement dated May 26, 2021.